FALCON NATURAL GAS CORP.
                         2500 City West Blvd., Suite 300
                              Houston, Texas 77042
                                 (713) 267-2240

March 24, 2005

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:     Falcon Natural Gas Corp.
        Form SB-2 Registration Statement filed on February 11, 2005 File No. 333-122748

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Falcon Natural Gas Corp. (the "Registrant") to withdraw the Registration Statement on Form SB-2, filed by the Registrant on February 11, 2005 (the "Registration Statement").

     No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

                                             Sincerely,
                                             /s/ Massimiliano Pozzoni
                                             Massimiliano  Pozzoni
                                             Vice  President,  Secretary  and
                                             Treasurer